Exhibit (h)(1)

Form of Expense Reimbursement, Fee Waiver and Recovery Agreement

Expense Reimbursement, Fee Waiver and Recovery Agreement (this “Agreement”) is entered into between Destra Investment Trust, a Massachusetts business trust (the “Trust”), and DFC Preferred Advisors LLC, a Delaware limited liability company (“DFC”), as of [ ], 2025.

Recitals:

A. The Trust is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), comprised of various open-end funds (each, a “Fund,” and, collectively, the “Funds”) set forth on Exhibit A attached hereto, which may be amended from time to time. Each Fund constitutes a separate open-end fund with its own investment objectives and policies.

B. DFC is the investment adviser to the Funds and is paid an annual management fee by the Funds.

C. DFC has voluntarily agreed to waive management fees and reimburse certain expenses to prevent a Fund’s Expense Ratio from exceeding a particular Expense Cap (as such terms are hereinafter defined) for a term provided herein; provided, however, DFC has reserved the right to seek restitution of any fees waived and expenses reimbursed within a rolling three year period from the date the fee or expense was incurred to the extent that such restitution would not cause a Fund to exceed the current expense limitations.

D. DFC and the Trust desire to more fully describe and document the above-described fee waivers, expense reimbursements and recovery all in accordance with the terms and provisions hereinafter set forth.

Now, Therefore, IN CONSIDERATION of the foregoing facts and other good and valuable consideration, the parties hereto hereby agree as follows:

Section 1. Definitions. The following terms shall have the following definitions in this Agreement:

“Expense Ratio” is defined as a Fund’s annual investment management fees and expenses (exclusive of any taxes, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, indirect expenses, expenses of other investment companies in which the Fund may invest, or extraordinary expenses such as litigation) as a percentage of such Fund’s daily net asset value.

“Expense Cap” shall be equal to an Expense Ratio for the Funds as set forth on Exhibit A.

Section 2. Waiver of Fees and Reimbursement of Expenses. On a Fund by Fund basis, DFC will waive investment management fees payable to it by a Fund and/or reimburse a Fund for other expenses borne by such Fund up to such Fund’s respective Expense Cap set forth in Exhibit A for the term as set forth in Section 5 (the “Expense Cap Term”), subject to DFC’s right to recover such fees and expenses set forth in Section 3. Exhibit A may be amended from time to time. The aggregate amount of investment management fees waived and expenses reimbursed for a Fund from time to time under this Agreement for a particular Fund shall collectively be referred to as the “Reimbursed Amount.” The Reimbursed Amount shall be accrued on a monthly basis for each Fund but calculated and settled on an annual fiscal year basis.

Section 3. Recovery. To the extent that the Expense Ratio of a particular Fund is less than such Fund’s applicable Expense Cap, DFC may recover a portion of the Reimbursed Amount for such Fund equal to the amount of the Expense Cap less the actual Expense Ratio for such Fund (the “Recovered Amount”) within three years from the date of the waiver (“Recovery Period”), provided that the Fund is able to make the repayment (the “Recovered Amount”) without causing the Fund’s expense ratio (after recoupment) to exceed the lesser of (i) the expense limit in effect at the time of the waiver and (ii) the expense limit in effect at the time of the repayment and the repayment is approved by the Board of Trustees. Notwithstanding anything to the contrary herein, the terms and obligations set forth in this Section 3 shall survive any termination of this Agreement as contemplated in Section 5.

Section 4. DFC’s fund accounting department and/or the Fund’s Administrator shall develop and maintain appropriate internal accounting policies and procedures to monitor and calculate the Reimbursed Amount and the Recovered Amount on a monthly basis for each Fund.

Section 5. Term and Continuation. This Agreement shall be effective on the date from the date the Trust and DFC enter into this Agreement (the “Effective Date”). Unless terminated by the Trust, this Agreement will have a term ending ten (10) years from the date that the Fund and DFC enter into this Agreement. This Agreement will automatically renew for consecutive twelve-month terms thereafter, and the Agreement may not be terminated by the Advisor other than as of the end of the current term and upon at least (30) days’ written notice. Moreover, the Board of Trustees may waive the Expense Cap with respect to any Fund at any time.

Section 6. Notices. Any notice shall be sufficient when sent by registered or certified mail to the other party at the address of such party, set forth below such party’s signature on this Agreement.

Section 7. Entire Agreement; Amendments. This Agreement supersedes and abrogates all prior understandings, communications and agreements (whether written or oral) between the parties with respect to the subject matter hereof, and this Agreement constitutes the entire agreement between the parties with respect to such subject matter. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto. No assignment by either party shall be of any force except with the prior written consent of the other party.

Section 8. Governing Law; Miscellaneous. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Illinois (without regard to principles of law), including all matters of construction, validity, and performance; provided that nothing herein shall be construed in a manner inconsistent with the 1940 Act or any rule or regulation of the Securities and Exchange Commission. If any provision of this Agreement shall be held or made invalid by a court’s decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby. The captions in this Agreement are included for convenience only and in no way define any of the provisions hereof or otherwise affect their construction or effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors.

In Witness Whereof, the parties hereto have executed this Agreement as of the day and year first above written.

DFC Preferred Advisors LLC		Destra Investment Trust

By		By

Address:	DFC Preferred Advisors LLC	Address:	Destra Investment Trust
	443 N. Willson Ave.		443 N. Willson Ave.
	Bozeman, MT, 59715		Bozeman, MT, 59715
	Attention:		Attention:

3

Exhibit A

Name of Fund	Expense Cap for Class A Shares (% of average net assets)	Expense Cap for Class C Shares (% of average net assets)	Expense Cap for Class I Shares (% of average net assets)
Destra Flaherty & Crumrine Preferred and Income Fund	1.50%	2.25%	1.25%

A-1